

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 4, 2015

Carter Matzinger
Chief Executive Officer
KSIX Media Holdings, Inc.
10624 S. Eastern Ave., Suite A-910
Henderson, NV

Re: **KSIX Media Holdings, Inc.**
Form 8-K
Filed August 10, 2015
File No. 000-52522

Dear Mr. Matzinger:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1. Pursuant to Item 2.01(c) of Form 8-K, please disclose any material relationship between the registrant and its affiliates, on one hand, and KSIX Media, Inc. and its affiliates, on the other, prior to the execution of the share exchange agreement. If no such relationships existed, explain how the parties were introduced and the reasons they decided to proceed with the transaction and this particular structure. Identify any third parties or promoters that participated in arranging or facilitating the transaction and disclose benefits received for their roles.

Part 1 – Description of Business

Overview

2.   Please revise your disclosure to discuss the acquisition and company's change in business from the perspective of the registrant. For example, you state on page 2 that "North American Exploration was acquired by Ksix Holdings on April 27th" and "NAEY [North American Energy Resources, Inc.] was acquired as part of Ksix Holdings' accretive strategy." However, it was the registrant, North American Energy Resources, Inc., that acquired Ksix Media, Inc. You may refer to the acquisition as a reverse acquisition for clarification.

3.   Please disclose what your plans are for North American Exploration, Inc.

4.   Please disclose that Ksix Media, Inc. acquired Blvd Media Group, LLC and Ksix, LLC in December 2014.

5.   We note your use of industry terms and processes not likely to be readily understood by persons not familiar with your industry. For example, please explain the nature and scope of "incentive based advertisements" and the mechanics of your cost-per action model. Explain how your products and services generate revenues for the registrant. Please also consider Item 101(h)(4) of Regulation S-K in expanding your discussion of your principal products or services and their markets. For example, we note your disclosure in a risk factor on page 4 that you currently operate in various jurisdictions abroad and your disclosure in a risk factor on page 7 that a few third party agreements collectively represent a significant percentage of the revenue generated by your B2B operations.

6.   It appears from your revenue recognition policy that you recognize revenue from methods beyond cost-per-action, which include cost-per-thousand, cost-per-click and cost-per-lead. Please expand your Business and Management's Discussion and Analysis disclosure to discuss these other revenue methods and your business operations relating to each. Please include a balance of qualitative and quantified disclosure.

Part 1A – Risk Factors, page 3

7.   Please delete the reference to the safe harbor provided by the Private Securities Litigation Reform Act of 1995 as this protection does not apply to you because you are an issuer of penny stock. Refer to Section 21E(b)(1)(c) of the Securities Exchange Act.

Part 2 – Financial Information

Management's Discussion and Analysis of Plans of Operations, page 10

8.   Please provide the discussion required by the Instructions to paragraph 303(a) and (b) of Item 303 of Regulation S-K.

9.   Please disclose the material terms of your debt and apparent reliance on related party loans.

Part 5 – Directors, Executive Officers, Promoters, and Control Persons, page 13

10.   Please revise your biographical disclosure to clearly indicate the dates and principal business where each person was employed for the past five years pursuant to Item 401(e) of Regulation S-K.

Part 6 – Executive Compensation

Summary Compensation Table, page 14

11.   Please revise your salary column to disclose your most recently completed fiscal year and not your current fiscal year 2015. Refer to Item 402(n)(2)(ii).

12.   Please revise to remove your two directors from the Item 402 summary compensation table covering named executive officers pursuant to Item 402(n) of Regulation S-K. Compare Item 402(n) and Item 402(r). We note your narrative disclosure on page 15.

13.   Please provide your analysis under Item 402(m)(2)(ii) and (iii) of Regulation S-K. In addition please refer to Instruction 1 to Item 402(m)(2). Accordingly, if necessary, please revise to include your two most highly compensated executive officers other than Mr. Matzinger or two other individuals for whom disclosure would have been provided but for the fact that the individual(s) did not serve as an executive officer at the end of the last completed fiscal year.

Part 7 - Certain Relationships and Related Transactions

14.   Please provide the disclosure required by Item 403(d) of Regulation S-K. In this regard, we note from your financial statements that you have engaged in transactions with related parties.

Part 10 – Recent Sales of Unregistered Securities, page 17

15.   We note your disclosure that Mr. Sidney J. Lorio Jr. has not paid for 1,053,100 and 1,734,520 shares of common stock pursuant to subscription agreements dated June 4,

2015 and June 16, 2015. Please disclose whether you issued the shares prior to payment. If so, disclose why you did so in contravention of the subscription agreements. If known, disclose why Mr. Lorio Jr. has not paid the agreed upon purchase price for the shares. Revise your disclosure regarding Mr. Lorio Jr.'s beneficial ownership to disclose that he has not paid for 2,787,620 shares and confirm that he has sole voting and investment control over these shares.

Combined Financial Statements

16.   Please include the audited financial statements of KSIX Media, Inc. for the years ended December 31, 2013 and 2014. Alternatively, please disclose the reasons for including combined financial statements of KSIX LLC and Affiliate, since you disclose in the description of the business that these are wholly owned subsidiaries of KSIX Media Inc. Also update the financial statements to include the interim period ended March 31, 2015, the period immediately preceding the acquisition date.

Pro forma Financial Information, page 32

17.   Please revise the pro forma financial information to present the acquisition of KSIX Media Inc. in the exchange transaction with KSIX Media Holdings Inc. Include an introductory paragraph which describes the entities involved, the periods presented and explanation of what the pro forma information shows. The information should be presented in columnar form with separate columns presenting the historical results of the registrant and KSIX Media Inc., pro forma adjustments and pro forma results. The method of accounting for the transaction and the pro forma adjustments and assumptions involved should be explained in notes to the pro form information. Please refer to Rule 8-05 of Regulation S-X.

Exhibits, page 34

18.   Please file the governance agreement between Ksix Holdings and Mr. Matzinger. Refer to Item 601(b)(10)(iii).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sharon Virga, Staff Accountant, at (202) 551-3385, or Terry French, Accountant Branch Chief, at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Staff Attorney, at (202) 551-3788, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications